Sub-item 77I

Class A, Class C, Select Class, Class R5 and Class R6 shares for JPMorgan Multi-Manager Alternatives Fund.  These classes are described in the prospectuses for the Class A, Class C, Select Class, Class R5 and Class R6 shares and also in the materials described in Sub-Item 77Q1(d).